APPENDIX A:
INVESTMENT RISKS

YOU MIGHT LOSE YOUR MONEY

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Bullfinch Brewpub to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

LIMITED OPERATING HISTORY

Bullfinch Brewpub is a newly established entity and has no history for prospective investors to consider.

COMPETITION

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Bullfinch Brewpub competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Bullfinch Brewpub's core business or the inability to compete successfully against the with other competitors could negatively affect Bullfinch Brewpub's financial performance.

RELIANCE ON MANAGEMENT

As a securities holder, you will not be able to participate in Bullfinch Brewpub's management or vote on and/or influence any managerial decisions regarding Bullfinch Brewpub. Furthermore, if the founders or other key personnel of Bullfinch Brewpub were to leave Bullfinch Brewpub or become unable to work, Bullfinch Brewpub (and your investment) could suffer substantially.

INABILITY TO SELL YOUR INVESTMENT

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

CHANGES IN ECONOMIC CONDITIONS COULD HURT BULLFINCH BREWPUB

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Bullfinch Brewpub's financial performance or ability to continue to operate.